

July 8, 2011

<u>Via E-Mail</u>
Mr. Peter N. Kellogg
Executive Vice President and
Chief Financial Officer
Merck & Co., Inc.
One Merck Drive
Whitehouse Station, NJ 08889-0100

> **Re:** **Merck & Co., Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 9, 2011**
> **File No. 001-06571**

Dear Mr. Kellogg:

We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2010

Business

Research and Development, 15

1. Regarding the chart of your current research pipeline at page 21, for each late stage research and development drug listed please provide us proposed disclosure to be included in future periodic reports showing the following:

- The month and year the drug candidate entered phase III clinical development; and
- Any significant patents associated with the drug candidates and the related expiration dates.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Research and Development, page 61

2. In order to help us evaluate your disclosure about the resources that you expend in your research and development activities, please provide us the composition of research and development expenses incurred during 2010 and 2009 other than those that you separately explain (i.e. IPR&D impairment, restructuring activities and the ARIAD agreement). In this regard, please provide us a break-out, if practicable, by development phase (i.e. preclinical versus clinical), by therapeutic class or by some other function/nature for which you report these costs internally.

Analysis of Liquidity and Capital Resources, page 75

3. You state on page 151 "at December 31, 2010, foreign earnings of $40.4 billion have been retained indefinitely by subsidiary companies for reinvestment." You further state that "a large portion of the cash and investments are held in foreign jurisdictions." Please provide proposed disclosure to be included in future periodic reports of the amount of cash and investments that are currently held by your foreign subsidiaries that are considered reinvested indefinitely and its expected effect on your liquidity and capital resources.

Notes to the Consolidated Financial Statements

Note 12. Contingencies and Environmental Liabilities, page 124

4. Throughout your footnote you disclose for various litigation that unfavorable outcomes "could have a material adverse effect" on the Company's financial position, liquidity and results of operations. For loss contingencies where you have made this assertion, please address the following:

- Please provide us with proposed disclosure to be included in future periodic reports of the amount or range of reasonably possible loss, as that term is defined by ASC 450-20.
- For those matters that you conclude that you cannot estimate an amount or range of reasonably possible loss, please provide us proposed disclosure to be included in future periodic reports in accordance with ASC 450-20 that makes this assertion. For those matters, also provide us an explanation of the procedures you undertake on a quarterly basis to attempt to develop an amount or range of reasonably possible loss.

5. You disclose in your first quarter 2011 Form 10-Q that you paid Johnson & Johnson a one-time payment of $500 million in relation to your Centocor Distribution Agreement arbitration. You disclose in your December 31, 2010 Form 10-K that an unfavorable outcome would have a material adverse effect, which would infer that you had data in order to base this assertion. Tell us why you did not disclose an estimate of the amount of loss or range of loss at December 31, 2010. In addition, tell us why you did not accrue

an amount at December 31, 2010. Include, in your response, a chronology of the facts and circumstances leading from the time you filed your Form 10-K for the year ended December 31, 2010 to the payment of the settlement.

6. Please refer to your disclosure under the caption "other litigation" on page 135 that "all such proceedings are either adequately covered by insurance or, if not so covered, should not ultimately result in any liability that would have a material adverse effect on the financial position, liquidity or results of operations of the Company" and tell us:

- Whether this disclosure means that the amount or range of reasonably possible loss, as these terms are used in ASC 450-20, is not material to your financial statements and if so, provide us proposed disclosure to be included in future periodic reports to clarify. If not, provide us proposed disclosure that satisfies the disclosure requirements of ASC 450-20; and
- Whether your assessment of materiality is based on the amount or range of reasonably possible loss without giving effect to anticipated insurance recoveries, and if so, provide us proposed disclosure to be included in future periodic reports to clarify. If not, provide us proposed disclosure that satisfies the disclosure requirements of ASC 450.

Note 17. Taxes on Income, page 148

7. Refer to your $40.4 billion of retained indefinitely foreign earnings. Provide us proposed disclosure to be included in future period reports as required by ASC 740-30-50-2.

Form 10-Q for the Quarter Ended March 31, 2011

Notes to the Consolidated Financial Statements
Note 5. Financial Instruments
Concentration of Credit Risk, page 13

8. Refer to your disclosure regarding the concentration of credit risk related to outstanding receivables at March 31, 2011 from certain EU countries totaling approximately $1.5 billion or approximately 19% of your accounts receivables balance, of which $285 million have been outstanding for more than a year. Tell us how much you have reserved in your allowance for doubtful accounts at March 31, 2011, which we note is $111 million, related to these receivables and why you believe the amount reserved is appropriate. Further, describe for us management's plans and options available to collect these past due receivables and the expected effects of these customers on your future financial position and results of operations including reduction in sales.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Melissa N. Rocha, Accounting Branch Chief, at (202) 551-3854 if you have questions regarding the comments.   In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant